

August 23, 2013

Via E-Mail
Glen Corso
EVP General Counsel
NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA 94608

>   **Re: NMI Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 9, 2013**
>   **File No. 333-189507**

Dear Mr. Corso:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 4. However, Item 501(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price. "At the-market" offerings by selling stockholders do not satisfy this requirement unless and until there is an existing market for the securities. Accordingly, please specify on the cover page and in the "Plan of Distribution" section, as appropriate, the price, or a bona fide range, at which the common shares will be offered to the public until such time as your securities are quoted on the OTCBB and describe the various factors considered in determining such offering price. Please refer to Item 501(b)(3) of Regulation S-K and the instructions thereto, as well as Item 505(a) of Regulation S-K.

Glen Corso
NMI Holdings, Inc.
August 23, 2013
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Share-Based Compensation, page 73

2. Please refer to prior comment 31. You determined the valuation of your common stock in accordance with the AICPA Practice Aid: Valuation of Privately-Held Company Equity Securities Issued as Compensation ("AICPA Practice Aid"), using the income and market-based approach. Also, you have relied upon observation of recent trading of your common stock within the FBR PLUS System. However, your determination of fair value for grants from May 2012 through May 2013 appears to have been based principally on trading information from the FBR PLUS System. Please explain to us how you used the income and market-based approaches in these valuations. Also, explain the factors that you considered in concluding that your primary reliance on trading information from the FBR PLUS System was preferable to reliance on the income and market-based approaches prescribed in the AICPA Practice Aid. In addition, disclose the most significant methods and assumptions used in the contemporaneous valuation of your common stock as of February 14, 2013, as well as whether the valuations for each of your grants were contemporaneous or retrospective.

3. Please progressively bridge management's fair market value determinations to the current estimated IPO price range. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO. If you do not have an estimated offering price in your next filing, we are deferring evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

NMI Holdings, Inc.
Consolidated Financial Statements for the Year Ended December 31, 2012
Statement of Operations, page F-26

4. The weighted average common shares of 55,500,100 for 2012 appears to be incorrect and should be 37,909,936 as stated on page 48. Please revise as necessary.

11. Stock Compensation, page F-38

5. Disclose the weighted-average period over which the total compensation cost related to nonvested awards as of December 31, 2012 will be recognized in accordance with ASC 718-10-50-2i. Also disclose the weighted-average period for June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       David E. Shapiro, Esq.
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, New York 10019